Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	2008	2009	2010	2011	2012	Six Months Ended June 30, 2013
Earnings:
Income (loss) from continuing operations before income taxes	(379,932)	(61,698)	66,220	62,314	$(46,587)	36,998
Add: Fixed charges	58,571	44,791	43,927	64,261	74,997	38,644
Total adjusted earnings	(321,361)	(16,907)	110,147	126,575	28,410	75,642

Fixed Charges:
Interest	54,355	41,029	40,654	61,123	71,399	36,255
Amortization of deferred loan costs	3,344	2,862	2,362	2,310	2,756	2,019
Rentals at computed interest factor (1)	872	900	911	828	842	370
Total fixed charges	$58,571	$44,791	$43,927	$64,261	$74,997	$38,644
Ratio of earnings to fixed charges	(2)	(2)	2.5	2.0	0.4	2.0

(1) Amounts represent those portions of rent expense (one-third) that are reasonable approximations of interest costs.

(2) Earnings for the years ended December 31, 2008, 2009 and 2012 were insufficient to cover fixed charges by $379,932, $61,698 and 46,587, respectively.